May 2, 2006

By Facsimile ((415) 947-2099) and U.S. Mail

Michael S. Ringler, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
One Market, Spear Tower, Suite 3300
San Francisco, CA  94105

	Re:	Portal Software, Inc.
		Schedules 14D-9C filed April 12, 14 and 18, 2006
		Schedule 14D-9 filed April 26, 2006
	SEC File No. 005-58301

Dear Mr. Ringler:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14D-9C

Forward Looking Statement
1. We note in the press release dated April 12 (and in other documents relating to the tender offer in the above-mentioned filings) that you do not undertake any obligation to update any forward-looking statements as a result of developments occurring after the date of your document. This disclaimer is inconsistent with the requirements of General Instruction F of Schedule TO and your obligations under Rule 14d-6(c) to amend the Schedule to reflect a material change in the information previously disclosed. Please confirm that you will avoid using this statement in all future communications.

Schedule 14D-9

Item 3.  Past Contracts, Transactions, page 2
2. With respect to your disclosure in this item please tell us why you need to qualify your disclosure "to [your] knowledge." What prevents you from knowing and disclosing this information? Please explain or delete the qualifier. Please also apply this comment to the section of your document entitled "Interest in Securities of the
Subject Company."

Arrangements with Executive Officers and Directors of the Company, page 3
3. Please provide an individual breakdown of the payment to be received by each of your executive officers and directors for all shares and options subject to the offer.

The Solicitation or Recommendation - Background, page 6
4. Please reconcile your disclosure with the in the offer document prepared by the bidders with respect to the contacts between Portal and Oracle described in the offer document during 2005.
5. Please expand your description of the contacts with Party A and Party B. It appears that there were no contacts with Party A and Party B between March 29 (A) and 31 (B), and April 11. Please confirm or revise. Also, name each competing bidder and describe their offers in additional detail. For example, what contingencies were included in the offers from these bidders? What were the "substantial business and financial diligence requirements of, and associated timing and risks of consummating a transaction" with these bidders? When were the offers from these bidders rejected?
6. Refer to the carryover paragraph on pages 15 and 16 in which you discuss the discussions held by your board on April 11. You note in the disclosure that deficiencies with the competing bidders` offers included Party A`s onerous" terms and conditions. Please revise to describe those "onerous" terms and conditions. We also note the board`s concern that a negotiation with a competing bidder would be conducted following the company`s failed attempt to negotiate with Oracle and result in a lower price. Please explain. Was Oracle`s price disclosed to these competing bidders? Finally, clarify whether there were "any negative financial results for the first quarter" that could affect the negotiations.
7. Refer to the comment above. Please clarify what the company was
"vulnerable" to, as disclosed in the referenced paragraph.
8. Please tell us whether CIBC prepared any reports in its role as your financial advisor. If so, please provide us a copy of such report supplementally.

The Solicitation or Recommendation - Reasons for the
Recommendation,
page 16
9. We note that Party A and Party B each submitted an indication of interest with a higher consideration than that submitted by Oracle and that ultimately agreed upon with Oracle. We also note that, in the case of Party B`s offer, it was received March 31, 2006, that an agreement with Oracle was not reached until April 11, 2006 and that one of the reasons for not accepting this offer was that both Party A and Party B still had significant due diligence issues pending. Given the period of time between receiving those offers and reaching an agreement with Oracle was more than 10 days, what consideration was given to the fact that due diligence issues may have been resolved during this period of time?
10. The disclosure indicates that the board, in determining whether or not to approve the offer and the merger, considered factors. Item
1012(b) of Regulation M-A, however, specifically requires that reasons be cited to explain why the board is making a favorable recommendation. Please revise this section to clarify which of the enumerated factors are in fact reasons, not simply factors or benefits, in support of the board`s decision to recommend the offer to security holders. Ensure that you explain how each of the factors described supported the final recommendation. For example, what were the prospects for the company if it remained independent? What specifically in management`s analyses and presentations supports the final decisions? What about the discussions with other bidders supports the board`s decision? What was the board`s analysis with respect to the current economic climate?

Persons/Assets Retained, Employed, Compensated Or Used, page 18
11. Please describe the services provided and compensation received, if any, by CIBC from Oracle and its affiliates during the past two years. Refer to Item 1011(b) of Regulation M-A.

Closing Information

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

						Sincerely,



						Daniel F. Duchovny
						Special Counsel
						Office of Mergers & Acquisitions
Michael S. Ringler, Esq.
Wilson Sonsini Goodrich & Rosati
May 2, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE